

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2012

Via Facsimile
Dayong Sun, Chief Executive Officer
Kama Resources Inc.
Suite 1707-B, 17th Floor, CTS Center
219 Zhong Shan Wu Road
Guangzhou, PR China 510030

> **Re: Kama Resources Inc.**
> **Amendment No. 11 to Registration Statement on Form S-1**
> **Filed June 13, 2012**
> **File No. 333-164206**

Dear Mr. Sun:

We have reviewed your amended filing and your response letter dated June 13, 2012 and have the following comment.

Financial Statements

1. Please file updated interim financial statements with your next pre-effective amendment pursuant to Rule 8-08 of Regulation S-X.

If you have questions or comments on the financial statements and related matters, please contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406. Please contact the undersigned at (202) 551-3457 with any other questions you may have. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via Facsimile
        Jill Arlene Robbins, P.A.